Mail Stop 3561

January 14, 2010

Francisco Mendez
President
El Palenque Vivero, Inc.
8567 Coral Way
Suite 198
Miami, FL 33155

>   **Re: El Palenque Vivero, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **September 30, 2009**
>   **Filed December 23, 2009**
>   **File No. 333-138927**

Dear Mr. Mendez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

General

1. We note the telephone number listed on this report (i.e. 305-667-9456) has been disconnected, thus it is not the correct telephone number of El Palenque Vivero, Inc. Please provide us with a working telephone number and confirm in future filings, including any amendments to this filing, that you will provide a working telephone number of the cover page of your report.

Exhibit 31 – Section 302 Certifications

2. We note that your Section 302 certification does not comply with the language
    required by Item 601(31) of Regulation S-K in the following respects:
    - The head note to paragraph 4 does not include a reference to "internal control
      over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
      15(f))"
    - Paragraph 4(d) should include a reference to "the registrant's most recent fiscal
      quarter (the registrant's fourth fiscal quarter in the case of an annual report)"
    Please revise your certification to address each of the matters noted above.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the
      disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments
      do not foreclose the Commission from taking any action with respect to
      the filing; and
    - the company may not assert staff comments as a defense in any
      proceeding initiated by the Commission or any person under the federal
      securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services